SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2579	jmendez@stblaw.com

March 1, 2019

Re:	Graña y Montero S.A.A.

Mr. Dale Welcome

Ms. Jeanne Baker

Office of Manufacturing and Construction

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Welcome and Ms. Baker,

On behalf of our client Graña y Montero S.A.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated December 21, 2018, concerning the Form 20-F for the fiscal year ended December 31, 2017 (the “2017 20-F”) filed by the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. Page references in the responses correspond to the pages of the 2017 20-F. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2017

Financial Information, page 1

Comment No. 1.  Please update the current status of your request for relief from the financial statement filing requirements for GPS. In this regard, we note your disclosure in your Form 6-K dated October 29, 2018. Please ensure your disclosures address the implications of not complying with Rule 3-09 of Regulation S-X.

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON, D.C.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

Response No. 1.

The Company acknowledges the Staff’s comment and confirms that it will include disclosure in its annual report on Form 20-F for the 2018 fiscal year (the “2018 20-F”) regarding the Staff’s denial of the Company’s request for relief from the requirements of Rule 3-09 of Regulation S-X relating to its investment in Gasoducto Sur Peruano S.A. (“GSP”) with respect to the 2016 fiscal year. The Company respectfully submits to the Staff that its Form 6-K furnished on October 29, 2018 disclosed the main risks to the Company resulting from the denial of the request, and the Company confirms that it will include an explanation in the 2018 20-F as to the implications to the Company of not being able to comply with Rule 3-09.

Item 15. Controls and Procedures

Comment No. 2.

You disclose that “We identified material weaknesses in our internal control as described in Item 15.B. above. There were no other changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.” It is not clear that the identification of material weaknesses is an actual change in your internal control over financial reporting. Please disclose any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. For example, we note that certain material weaknesses you identified as of December 31, 2016 were no longer identified as material weaknesses as of December 31, 2017. Please expand your disclosures to explain how your internal controls over financial reporting where changed such that you were able to remediate prior material weaknesses.

Response No. 2.

The Company acknowledges the Staff’s comment and respectfully submits that the reference in Item 15.D. of the 2017 20-F to Item 15.B. was meant to refer to the remediation actions set forth under the heading ‘Remediation Plan’ in Item 15.B. The Company also respectfully submits to the Staff that certain changes made to Item 15.B. of the 2017 20-F, as compared to Item 15.B. of the Company’s annual report on Form 20-F for the 2016 fiscal year (the “2016 20-F”), were changes to the drafting and presentation, and not to the substance, of the disclosure. Notwithstanding the foregoing, the Company confirms that in its 2018 20-F it will expand its description in Item 15.D. of the changes made to the Company’s internal control over financial reporting during the year.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

The following is a summary of the changes made to the Company’s internal control over financial reporting during 2017. The Company’s management believes that, as a result of the Company’s remediation efforts described in Item 15.B. of the 2017 20-F, the following deficiencies as of December 31, 2016 were no longer material weaknesses as of December 31, 2017:

1.

As of December 31 2016, management’s assessment found that an inconsistent and ineffective tone existed at the then senior management level that was not effective to ensure adherence to IFRS and the Company’s accounting policies and procedures.

•

The Company made multiple changes during 2017 to strengthen its corporate governance and remedy these deficiencies. These changes included: (i) appointing a new Chief Executive Officer of the Company, effective as of March 2017; (ii) changing the composition of the Board of Directors of the Company at the annual shareholders’ meeting held in March 2017, such that the majority of the directors were newly appointed and independent pursuant to both Peruvian and New York Stock Exchange standards; (iii) establishing, in March 2017, a new Risk, Compliance and Sustainability Committee of the Board of Directors; (iv) creating the position of Chief Risk and Compliance Officer in July 2017; (v) the Audit Committee of the Company’s newly composed Board of Directors replacing the Chief Audit Executive in January 2018; and (vi) having management (a) communicate to relevant employees the need for effective internal control over financial reporting and (b) meet with key relevant employees to reinforce the purpose and importance of controls, review and analyze the identified deficiencies, and promote a top-down ownership and accountability over the control environment.

2.

As of December 31, 2016, management’s assessment found that the Company did not have sufficient personnel with an appropriate level of knowledge, experience and training in the application of IFRS and with requirements of internal control over financial reporting commensurate with the complexity of the Company’s financial reporting requirements.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

•

The Company undertook several efforts during 2017 to remedy these deficiencies. The Company conducted external training, specializing in IFRS, for relevant accounting personnel of the Company and the Company’s subsidiaries. These efforts included workshops at the Company’s various subsidiaries with employees responsible for the Company’s internal control at the subsidiary level to ensure that they have appropriate knowledge of, and reinforce their experience with, those controls, specifically those relating to monitoring, evaluation and accountability. In addition, the Company’s Board of Directors hired a new Chief Audit Executive in January 2018 who reviewed the 2017 Form 20-F. For the 2018 fiscal year, the Company continued to strengthen its internal controls by adding, in July 2018, a new member to the corporate accounting team with more experience in IFRS.

3.

As of December 31, 2016, management’s assessment found that changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatements in financial reporting due to acquisitions. As of December 31, 2016, management’s assessment also found deficiencies in design and operational effectiveness of the controls over the review and approval of the valuation of acquired assets and liabilities as part of a step acquisition.

•

The Company has changed its key corporate strategies, as described in Item 4.B. of the 2017 20-F, and has been selling certain non-strategic assets rather than continuing its former growth strategy through acquisitions. As a result, there were no acquisitions during 2017, and the Company does not currently anticipate undertaking any major acquisitions in the foreseeable future. Nevertheless, the Company intends in the future to issue new policies, procedures and controls over the accounting and financial reporting for mergers and acquisitions to ensure that all necessary information about future acquired entities important for proper purchase accounting is collected and validated.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

4.

As of December 31, 2016, management’s assessment found deficiencies in the controls over certain business processes including the Company’s period-end financial reporting process, including the identification and execution of controls over financial statement analyses required to assess the appropriateness of certain account balances at period-end and the control over the completeness and accuracy of interim and annual financial statement presentation and disclosure.

•

The Company’s management determined that the Company’s deficiencies relating to its accounting closing processes with respect to its review of financial statements remained material as of December 31, 2017. However, in 2017, management determined that the focus of the material aspects of these deficiencies were better characterized as deficiencies in the segregation of duties between the preparation and approval of journal entries, and deficiencies in the adequacy of documentation used to support journal entries. In addition, the Company respectfully submits that has made changes, some of which are ongoing, to strengthen its controls over its period-end financial reporting process, including (i) designing and implementing new information technology tools to improve the Company’s control process over the segregation of accounting duties and for the proper custody and recording of supporting documentation, and (ii) reorganizing the Company’s internal audit function and appointing a new Chief Executive Auditor.

Additionally, as of December 31, 2016, management’s assessment identified certain other deficiencies, including: (i) deficiencies in controls over the review, approval and documentation related to journal entries; (ii) deficiencies in the design and operational effectiveness of controls over segregation of duties; (iii) deficiencies in the design of controls over the timely accounting for signed contracts; (iv) deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue; and (v) deficiencies in the determination of related estimates and the accounting for inventory and inventory entries received. As of December 31, 2017, management determined that, despite the Company’s ongoing efforts, these deficiencies remained material, but that the language describing these material weaknesses could be clarified for ease of review by the Company’s investors. As a result, the Company made what it considers to be non-substantive updates to the descriptions of these deficiencies in Item 15.B. of the 2017 20-F under the heading ‘Risk Assessment.’

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

The Company respectfully submits to the Staff that the implementation of remedial measures may not fully address the material weaknesses in the Company’s internal control over financial reporting. Certain material weaknesses described in Item 15.B. of the 2017 20-F have not been, nor can the Company ensure by what date they will be, fully remediated. The Company further respectfully submits that the process of designing and implementing an effective reporting system is a continuous effort that requires the Company to anticipate and react to changes in its business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy its reporting obligations.

Other than the remediation efforts described above (substantially all of which are described in Item 15.B. under the heading ‘Remediation Plan’), the Company confirms that there were no changes to the Company’s internal control over financial reporting that occurred during 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Consolidated Financial Statements

Note 16 – Investments in Associates and Joint Ventures, page F-65 Energy, page 133

Comment No. 3.

Please explain how you determined the impairment charge of S/593 million and the resulting S/218 million GSP investment balance as of December 31, 2016 and 2017. In this regard, the information presented in your footnotes should be sufficiently clear and appropriately refer to related Peruvian Sol amounts. Please also provide us a comprehensive explanation of how you determined your GSP investment was recoverable as of December 31, 2017. In this regard, we note your reference to political uncertainty and the Peruvian government’s failure to hire an audit entity to calculate the Net Book Value and lack of the subsequent call for three public auctions. Please tell us the status of any discussions and/or negotiations with the Peruvian government. Please also tell us the status of any public auctions.

Response No. 3.

The Company respectfully submits to the Staff that the impairment charge of S/593.1 million represents the difference between the Company’s total investments in GSP of S/811.0 million and the amount that the Company estimates is recoverable by the Company as an investor in GSP as of December 31, 2016 and 2017 of S/218.3 million. The estimate by the Company of the amount recoverable is explained in detail below.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

On November 2, 2015, the Company became a 20% shareholder in GSP, which previously had been awarded the concession for the construction and operation of a large gas pipeline in southern Peru. As of December 31, 2016 and 2017, the Company had made total investments in GSP in the amount of S/811.0 million.

On January 24, 2017, the Peruvian government terminated GSP’s concession, and, on December 4, 2017, GSP voluntarily commenced bankruptcy proceedings in Peru. As a result, GSP’s assets are expected to be liquidated pursuant to Peruvian law. GSP’s only substantial asset is a claim for government compensation contemplated under the concession contract in the event of termination.

In accordance with the concession contract, the Peruvian government is required to carry out an auction process to sell GSP’s assets and obtain a new concessionaire within one year of the contract termination, with the funds raised in the sale to be used to pay the existing concessionaire for its investment in the project. The amount of the compensation payment is required to be no more than 100% and no less than 72.25% of the net carrying amount (valor contable neto), as defined in the concession contract. Pursuant to the contract, a “Big Four” accounting firm determined that the net carrying amount in respect of GSP was approximately US$2.6 billion at the time of the concession termination. Under the contract, the auction process is supposed to start with a base price equivalent to 100% of the net carrying amount; if the auction is unsuccessful in the first round, the government is required to undertake a second round, with a base price equal to 85% of the net carrying amount; and, if the second round is unsuccessful, the government is required to undertake a third round, with a base price equal to 72.25% of the net carrying amount. If a successful bidder is not obtained within one year of the termination of the contract, the compensation payment to the existing concessionaire is supposed to be 72.25% of the net carrying amount.

The Peruvian government has not met its obligation under the concession contract to initiate the auction process described above. According to the concession contract, GSP is consequently entitled to 100% of the net carrying amount. However, the Peruvian government has not given any indication that it will initiate the auction process nor that it will voluntarily compensate GSP.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

On December 21, 2018, the Company separately initiated proceedings against the Peruvian government to enforce its rights as a creditor of GSP (as described in the response to Comment No. 4 below) under the Peruvian Civil Code by serving the government with a dispute notice under Section 18.2 of the concession contract on behalf of GSP, its debtor. Paragraph 4 of Article 1,219 of the Peruvian Civil Code allows creditors of delinquent debtors to enforce their debtors’ credit rights on their behalf, if such debtors have failed to do so, and to apply the proceeds of such credits to the payment of the outstanding debt. The Company intends to file an arbitration claim against the Peruvian government in May 2019, after the six-month period mandated by the concession contract for the parties to discuss the matter.

Although the Company believes that GSP has a contractual right to payment of 100% of the net carrying amount, due to political uncertainty, GSP may not receive the entirety of this amount, and the Company may not be able to obtain and enforce a favorable arbitration decision in a timely manner. Although GSP has accounted in its own financial statements for the contemplated government compensation at 100% of the net carrying amount, the Company has estimated GSP’s government compensation under the concession contract at 72.25% of the net carrying amount.

The Company’s ability to collect any payments from GSP is subject to the Peruvian bankruptcy proceeding. As a result of the foregoing, including the Company’s estimation that GSP will receive 72.25% of the net carrying amount, and the Company’s estimation of the recoverability of its investment in GSP’s bankruptcy, the Company estimated that, as of December 31, 2016 and 2017, it will be able to recover S/218.3 million as an investor in GSP, and therefore recognized an impairment of S/593.0 million with respect to its investment in GSP.

The Company acknowledges the Staff’s comment regarding the notes to the financial statements included in the 2017 20-F and confirms that it will appropriately refer to amounts in Peruvian soles in the 2018 20-F. As indicated in Note 2.4 to the Company’s financial statements, unless otherwise indicated, all tables in the notes are set forth in Peruvian soles, and U.S. dollar equivalent amounts set forth in the notes are provided for convenience. Nevertheless, the Company will ensure in the 2018 20-F that all notes in the financial statements include Peruvian soles amounts and, where applicable, U.S. dollar equivalent amounts.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

Comment No. 4.

You disclose on page 110 that you assumed your proportional obligation to repay the project’s bridge loan in an amount of US$129 million (S/.433 million) and the project’s performance guarantee in amount of US$52.5 million (S/.176 million) and recorded them in your consolidated financial statements as of December 31, 2017. You further disclose that you recorded an account receivable for the same amounts, since you have the right to collect these amounts from GSP. Please address the following comments:

i.

Reconcile these amounts to the receivable amounts reflected in Note 13. Transactions with Related Parties and Joint Operations. Based on the disclosures you recorded in Note 13, it appears that the receivable from GPS was discounted; and

ii.

In light of GPS’s bankruptcy and disagreements with the other GPS shareholders, please tell us how you concluded that an asset should be recognized. Specifically address how you determined it was probable that future economic benefits will flow to the Company and that its value can be measured reliably. Please refer to CF 4.44.

Response No. 4.

The Company respectfully submits to the Staff the following table which reconciles the amounts set forth in Note 13 to the financial statements included in the 2017 20-F to the disclosures set forth on page 110 of the 2017 20-F. Upon the termination of the GSP concession, the Company assumed its proportional guarantee of GSP’s bridge loan (US$129 million (S/433 million)) and performance guarantee (US$52.5 million (S/176 million)). Accordingly, the Company recorded in its 2016 and 2017 financial statements liabilities in the amount of such guarantees, as well as corresponding receivables from GSP in the same amounts. As shown in Note 13, however, the Company applied a discount to these receivables, in accordance with IFRS 9, due to their long-term nature, equal to S/76.9 million. That discount rate applied was 2.69% over a five-year period, which was the timeframe that the Company anticipates that GSP may require to obtain and enforce a favorable arbitration award. Since this is a receivable of the Peruvian government, the discount rate applied by the Company was the interest rate on Peruvian government bonds of a similar maturity.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

	As of December 31, 2017
Note 13:	S/	US$
	in Thousands
Short term receivable	2,407	743
Long term receivable in the Company	515,452	159,188
Long term receivable in GyM (a subsidiary) *	258,478	79,826

	776,337	239,758

*

Relates to the receivable held by GyM (a subsidiary of the Company) from its 29% proportional interest in Consorcio Constructor Ductos del Sur, the construction consortium used to build out the GSP pipeline system.

As of December 31, 2017
Page 110:	US$
in Millions
Proportional obligation to pay GSP Bridge Loan	129.0
Proportional obligation to pay GSP performance guarantee	52.5

181.5

Expenses recognized by the Company	0.5
Discount value calculation	(22.8)

(22.3)

159.2

The Company’s ability to collect these receivables from GSP is subject to the Peruvian bankruptcy proceeding. Peruvian law gives priority to tax and labor claims before other creditors and to creditors generally before equity holders. In addition, in 2016, in connection with efforts to restructure or sell Odebrecht’s participation in GSP, due to the corruption scandal surrounding Odebrecht, Odebrecht contractually agreed to subordinate its claims with respect to GSP to the other project partners, Enagás and the Company. As a result, the Company and Enagás International, S.L. (“Enagas”) are entitled to repayment prior to Odebrecht. On January 3, 2018, Odebrecht commenced arbitration proceedings against the Company and Enagas, seeking to invalidate the contractual subordination and certain voting and other arrangements; however, these proceedings are still in early stages.

In accordance with CF 4.44, the Company believes that it is probable that the Company will receive payments with respect to the GSP accounts receivable as a creditor in GSP’s bankruptcy proceedings and that the related amounts can be measured in a reliable fashion. Despite the political uncertainty, GSP has a contractual right to compensation from the Peruvian government pursuant to a concession contract. The Company respectfully refers the Staff to its response to Comment No. 3 above, for an explanation as to how the Company has estimated GSP’s government compensation under the concession contract at 72.25% of the net carrying amount. Additionally, the Company believes that the amounts and priorities of GSP’s creditor claims are

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

known in all material respects. Furthermore, the Company believes that, despite the initiation of arbitration proceedings (which are in early stages), the Odebrecht subordination agreements are valid. As a result of the foregoing, the Company believes that, as of December 31, 2017, S/515.5 million (after the discount value calculation referred to above) was recoverable by the Company as a creditor of GSP.

Note 19 – Other Financial Liabilities, page F-83

Comment No. 5.

Please confirm, and revise to clarify, if true, that your Credit Suisse Syndicated Loan, your GSP Bridge Loan and any other debt for which you were in default were classified as current liabilities at December 31, 2017. Refer to IAS 1.74. Please tell us whether you have obtained waivers for the debt instruments where you were in default at, and subsequent to, December 31, 2017. To the extent you have not received waivers, please tell us the current status of negotiations with your lenders and whether any of them have demanded payment. Please ensure you adequately discuss in Management’s Discussion and Analysis the impact that your default on these loans has had and may continue to have on your liquidity.

Response No. 5.

The Company acknowledges the Staff’s comment and confirms that the Credit Suisse Syndicated Loan, the GSP Bridge Loan and the Company’s Financial Stability Framework Agreement, which were in default as of December 31, 2017, were classified as non-current liabilities on the financial statements included in the 2017 20-F. The Company respectfully advises the Staff that it classified these debt instruments as non-current liabilities in accordance with IAS 1.74 because, although the Company had failed to comply with certain covenants thereunder as of such date, under the terms of the respective agreements the debt thereunder was not then payable on demand. As of December 31, 2017, the Company was in discussions with the creditors under these agreements, during which discussions the creditors had indicated their willingness to provide waivers to the covenant breaches. Additionally, under each of these agreements, before the debt thereunder could be become payable on demand, creditors representing a majority or supermajority of the debt under such agreement would need to notify the Company in writing that they were accelerating the debt under such agreement (which the creditors did not do). Accordingly, the Company reasonably believed that it would obtain the waivers in due course (and it did, in fact, receive such waivers). Therefore, the Company did not believe it was appropriate to reflect the amounts under these agreements as current liabilities as of December 31, 2017.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

The Company further confirms to the Staff that it has obtained waivers for additional covenant breaches that occurred subsequent to December 31, 2017 under the Credit Suisse Syndicated Loan, the GSP Bridge Loan, the Financial Stability Framework Agreement and an additional financing arrangement with Mizuho Bank, Ltd. and Sumitomo Mitsui Banking Corporation. Each of these covenant breaches have been waived by the lenders under the respective agreements. The Company further confirms that, as of the date hereof, it is not in breach under any of its debt instruments.

The Company has included significant disclosure in Item 3.D., Item 5 and Item 13 of its 2017 20-F relating to defaults on its indebtedness, its strategic plan, and its liquidity. The Company confirms to the Staff that it will ensure that the status of its debt instruments as of December 31, 2018 and as of the date of the filing of its 2018 20-F are adequately disclosed in Item 5 and elsewhere in the 2018 20-F.

Note 37 – Discontinued Operation, page F-105

Comment No. 6.

Please tell us how you determined that GMD S.A. met the criteria of being a separate major line of business or geographical area of operations in order to be classified as a discontinued operation as defined in IFRS 5.33(a)(ii).

Response No. 6.

The Company informs the Staff that the Company sold all of its 89.19% interest in GMD S.A. (“GMD”) on June 6, 2017 for US$84.7 million (approximately S/269.9 million). GMD provided business processes and IT outsourcing services to large companies and government institutions in Peru. GMD was a separate legal entity, with a non-affiliated minority shareholder, that conducted its business on stand-alone basis. The Company made the strategic decision to exit the IT services market in Peru, resulting in the sale of GMD.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

As a result, the Company presented GMD as a discontinued operation in its financial statements for the 2017 fiscal year, except as noted in the response to Comment No. 8 below. The Company also reclassified its financial statements for the 2015 and 2016 fiscal years included in the 2017 20-F to show GMD as a discontinued operation for those years as well.

Comment No. 7.

Please tell us how the discontinued operations line item on your income statement reconciles to your footnote. Additionally, please revise future filings to reconcile the profit or loss from discontinued operations on your income statement to your footnote as required by IFRS 5.33(b).

Response No. 7.

The Company acknowledges the Staff’s comment and confirms that Note 37 of the 2017 20-F reflects the inadvertent capturing, by the Company, of an incorrect column from the supporting schedule in the preparation of the notes to the Company’s financial statements for the 2017 fiscal year. The result of the foregoing is that Note 37 reflects amounts that differ from those set forth in the ‘Profit for the year from discontinued operations’ line item of the Company’s statement of income for the 2017 fiscal year. The amounts set forth in the Company’s statement of income for that line item are correct. In addition, the Company notes that information relating to Compañía Operadora de Gas del Amazonas (“COGA”) was inadvertently included in Note 37, although, for the reason noted below in the response to Comment 8, COGA was not reflected as a discontinued operation in the statement of income.

Presented below are both the original table included in Note 37 as well as a revised table that reflects the correct information and reconciles to the Company’s statement of income. The Company respectfully notes that the detail provided in Note 37 refers to discontinued operations and, accordingly, such operations will not have an ongoing effect on the Company’s future results of operations. In addition, the Company respectfully confirms to the Staff that the Company will include a corrected version of the note on the profit or loss from discontinued operations with respect to the 2016, 2017 and 2018 fiscal years in the financial statements included in the 2018 20-F.

	Original Note 37
	2015	2016	2017
	January to December		January to May
	S/ in Thousands
Revenue	21,318	18,651	7,204
Operating costs	(23,829)	(24,129)	(10,567)
Finance costs, net	(8,249)	(9,758)	(2,617)

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

	Original Note 37
	2015	2016	2017
	January to December		January to May
	S/ in Thousands
Operating loss from discontinued activities before taxation	(10,760)	(15,236)	(5,980)
Income tax expense	(3,129)	(7,466)	(1,171)
Loss from discontinued ordinary activities after taxation	(13,888)	(22,702)	(7,151)

	Corrected Note 37
	2015	2016	2017
	January to December		January to May
	S/ in Thousands
Revenue	232,583	279,289	111,950
Operating costs	(212,063)	(250,070)	(104,600)
Finance costs, net	(8,249)	(9,758)	(2,617)
Operating profit from discontinued activities before taxation	12,271	19,461	4,733
Income tax expense	(3,129)	(7,466)	(1,171)
Profit from discontinued ordinary activities after taxation	9,142	11,995	3,562

Comment No. 8.

On page 126, you indicate that your S/ 274.4 million gain from sale of investments includes the profits from your sale of GMD and COGA. Please quantify the gains related to the sale of entities and explain why these gains are not reflected within discontinued operations. Please refer to IFRS 5.33(a). In addition, please clarify where the proceeds from your sale of investments are reflected in your statement of cash flows. If they are included in sale of available-for-sale investments, please consider presenting these cash flows separately to avoid confusion with your sale of available-for-sale financial assets.

Response No. 8.

In response to the Staff’s comment, after further review, the Company believes that the appropriate presentation, under IFRS 5.33(a), of the net gain on the sale of GMD would be under the ‘Profit or loss from discontinued operations’ line item of the Company’s statement of income. Notwithstanding the foregoing, the Company respectfully submits to the Staff that the line item ‘Gain from the sale of investments’ does denote to readers that such gains have a non-recurring impact on the Company’s statement of income. The Company therefore acknowledges the Staff’s comment and commits to reclassify the amounts accordingly in the 2018 20-F.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

Separately, the Company notes that it believes that profits from the sale of COGA are appropriately presented under the “Gain from the sale of investments” line item. As COGA was a jointly controlled entity, the Company did not include COGA’s results in the Company’s consolidated results and, accordingly, COGA should not be reflected as a discontinued operation.

The following table provides detail of the components reflected in the ‘Gain from the sale of investments’ line item with respect to the 2017 fiscal year.

Gain from the sale of investments

	Year Ended December 31, 2017
	Sale	Cost	Net
	S/ in Thousands
Red Eagle	43,367	(17,599)	25,768
PRINSUR	81,225	(32,223)	49,002
TECGAS (COGA)	69,817	(88,556)	(18,739)
GMD	270,670	(52,338)	218,332

Gain from the sale of investments	465,079	(190,716)	274,363

Additionally, the Company confirms to the Staff that the proceeds from the entities reflected in the ‘Gain from the sale of investments’ line item in the statement of income are reflected in the Company’s statement of cash flows in the ‘Sale of non-current assets held for sale’ and the ‘Sale of available-for-sale investment’ line items. The Company acknowledges the Staff’s comment and respectfully submits that it will present these cash flows separately to avoid confusion with the Company’s sale of available-for-sale financial assets in the financial statements included in the 2018 20-F.

The following table provides detail of the components of the ‘Sale of available-for-sale investment” and ‘Sale of non-current assets held for sale’ line items.

Year Ended December 31, 2017
Sale of available-for-sale investment	S/ in Thousands
Sale of GMD*	240,744
Sale of PRINSUR	81,225
Sale of TECGAS (COGA)	69,817

391,786
Sale of non-current assets held for sale
Sale of Red Eagle	43,367

*	Amount in respect of the sale of GMD does not reflect the approximate S/30 million of non-cash consideration.

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

Comment No. 9.

Please reconcile the “Revenues from services provided” and “Revenue from real estate and sale of goods” for the years ended December 31, 2016 and 2015 as reflected in your Consolidated Statement of Income on page F-4 to the amounts presented in your Form 20-F for the year ended December 31, 2016. We note the difference in these revenues are in excess of the revenues related to your discontinued operations. Please address this comment as it relates to the respective cost of sales for these revenue line items.

Response No. 9.

The Company respectfully submits to the Staff that, as explained in the Company’s response to Comment No. 8, the Company included certain amounts from gains on the sale of discontinued operations in the ‘Gain from the sale of investments’ line item of the Company’s statement of income in the 2017 20-F.

Set forth below are tables providing reconciliations of (i) the amounts set forth in the ‘Revenues from services provided’ line item in the Company’s financial statements for the 2015 and 2016 fiscal years included in the 2016 20-F and 2017 20-F, and (ii) the amounts set forth in the ‘Revenue from real estate and sale of goods’ line item in the Company’s financial statements for the 2015 and 2016 fiscal years included in the 2016 20-F and 2017 20-F. In response to the Staff’s comment, as reflected in the below tables, the Company notes that the differences in such line items are as a result of the reflection of GMD as a discontinued operation.

Revenues from Services Provided

	For the year ended December 31,
	2015	2016
	S/ in Thousands
Revenues from services provided (as reflected in the 2016 20-F)	1,896,678	1,880,634
GMD revenues from services provided	176,568	232,593
Revenues from services provided (as reflected in the 2017 20-F)	1,720,110	1,648,041

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

Revenue from Real Estate and Sale of Goods

	For the year ended December 31,
	2015	2016
	S/ in Thousands
Revenue from real estate and sale of goods (as reflected in the 2016 20-F)	417,280	643,373
GMD revenue from real estate and sale of goods	56,015	46,696
Revenue from real estate and sale of goods (as reflected in the 2017 20-F)	361,265	596,677

Total GMD Revenue

	For the year ended December 31,
	2015	2016
	S/ in Thousands
GMD revenues from services provided	176,568	232,593
GMD revenue from real estate and sale of goods	56,015	46,696
Total	232,583	279,289

Note 38. Events After The Date Of The Statement of Financial Position, page F-106

Comment No. 10.

Please tell us why your investment in Stracon GyM S.A. did not meet the criterion to be classified as assets held for sale and reflected as discontinued operations as of December 31, 2017. In this regard, we note that prior to December 31, 2017 your board approved the sale of non-strategic assets. Please refer to IFRS 5.6 through 8A and IFRS 5.30.

Response No. 10.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it believes the Company’s investment in Stracon GyM S.A. (“Stracon”) did not meet the criterion to be classified as assets held for sale and reflected as discontinued operations as of December 31, 2017. As of December 31, 2017, Stracon was not part of the Company’s plan to sell non-strategic assets that was approved by the Board of Directors in 2017. Stracon is a contract mining business, which forms a part of the core business of the Company. The Company’s decision to sell Stracon came after a series of discussions in 2018 with certain creditors of the Company in favor of whom the Company had pledged shares of Stracon to support certain long-term financing arrangements. The Board of Directors approved the sale in 2018 and the sale of all of the Company’s 88% interest in Stracon was consummated on April 11, 2018 for a price of US$77 million (S/249 million). Accordingly, the Company’s investment

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

in Stracon did not meet the criteria in IFRS 5.6 through 8A to be classified as an asset held for sale as of December 31, 2017, because, as of such date, the Company was not committed to a plan to sell the asset, the asset was not available for immediate sale, the sale of the asset was not highly probable, and there was no active program to locate a buyer.

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

• the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Mr. Dale Welcome and Ms. Jeanne Baker

U.S. Securities and Exchange Commission

March 1, 2019

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579.

Very truly yours,

/S/ Juan Francisco Méndez
Juan Francisco Méndez

cc:	Mónica Miloslavich Hart, Chief Financial Officer
Daniel Urbina Pérez, Chief Legal Officer
Carlos Acosta Sr., Moore Stephens SCAI S.A.